Exhibit 99.1

Unaudited Financial Results for the six months ended June 30, 2023

First Half 2023 Operating and Financial Highlights

●	Total computing power delivered was approximately 417,772 TH/S, compared to 985,688 TH/S in the first half of 2022.

●	Total revenues were $36.6 million, down 67.8% from $113.5 million in the first half of 2022.

●	Gross profit was $1.3 million, compared to $21.6 million in the first half of 2022.

●	Net income was $16.1 million, compared to $14.6 million in the first half of 2022.

Mr. Bo Zhu, Chief Executive Officer and Chief Strategy Officer of the Company, commented, “This year has presented unique challenges for AGM Group Holdings Inc., reflected in our recent financial results. While our revenues have decreased, largely due to the fluctuating market demands and the impact on the cryptocurrency sector. Our vision remains steadfast, we see these challenges not as setbacks, but as opportunities to innovate and adapt. Our commitment to becoming a key player in the global fintech and blockchain ecosystem is unwavering. We are actively exploring new strategies to enhance our product offerings and market approach, ensuring that we emerge stronger and more resilient in this dynamic industry. Our focus is not just on immediate gains but on long-term value creation, driving forward with the conviction that our contributions to fintech and blockchain will pave the way for a more robust and diversified future.”

First Half 2023 Financial Results

Revenues

Total revenues were $36.6 million, representing a decrease of 67.8% from $113.5 million for the six months ended June 30, 2022. The decrease was primarily due to a decrease of sales volume of cryptocurrency mining machine and standardized computing equipment which was impacted from overall softening in market demand, as well as the lower selling price which resulted from the declining bitcoin price.

Cost of Revenues

Cost of revenues was $35.3 million, representing a decrease of 61.6% from $91.9 million for the six months ended June 30, 2022. The decrease was primarily due to the decrease in procurement costs of cryptocurrency mining machines and standardized computing equipment for the first half of 2023, which was in line with the decrease in revenues.

Gross Profit

Gross profit was $1.3 million, compared to $21.6 million for the six months ended June 30, 2022. The decrease was primarily due to a decrease in revenues. Gross margin for the first half of 2023 was 3.5%, as compared to 19.0% for same period of 2022. As the declining bitcoin price leads to the lower selling price of cryptocurrency mining machine while the procurement cost was relatively stable, the gross margin decreased sharply for the first half of 2023 from the same period of 2022.

Selling, General and Administrative expenses

Selling, general and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. Selling, general and administrative expenses were a credit of $20.5 million, compared with $1.7 million for the six months ended June 30, 2022. The significant decrease was primarily due to the reversal of allowance for doubtful accounts which was recorded in year 2022.

Income from operations

Income from operation was $21.8 million, compared to $19.9 million for the six months ended June 30, 2022.

Other expenses

Total other expenses, net of other income was $0.1 million, compared to $0.2 million for the six months ended June 30, 2022. The decrease was primarily attributable to the interest expense in the first half of 2022 from the short-term bank borrowings.

Net income

Net income was $16.1 million, compared to $14.6 million for the six months ended June 30, 2022.

Earnings per share

Basic and diluted net income per common share were both $0.66, compared to $0.68 for the six months ended June 30, 2022.

Cash and cash equivalents

Cash and cash equivalent were $3.7 million as of June 30, 2023, compared to $4.1 million as of December 31, 2022.

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company focusing on producing high-performance hardware and computing equipment. AGMH’s mission is to become one of the key participants and contributors in the global fintech and blockchain ecosystem. For more information, please visit www.agmprime.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

In China:

At the Company:

Email: ir@agmprime.com

Seaquant Consulting

Ms. Kristy Li

Email: kristy@sea-quant.com

AGM GROUP HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in US$, except for number of shares)

	June 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,743,271	$4,073,440
Accounts receivable, net	64,496,914	92,755,701
Inventories	10,394,919	3,915,456
Advances to suppliers	51,788,564	13,139,128
Prepayment and other current assets	2,903,644	2,935,644
Total current assets	133,327,312	116,819,369
NON - CURRENT ASSETS:
Property and equipment, net	558,291	689,361
Intangible assets, net	49,746	55,486
Operating lease right-of-use assets	285,030	492,984
Deferred tax assets	1,848,404	7,172,814
Total non - current assets	2,741,471	8,410,645
TOTAL ASSETS	$136,068,783	$125,230,014

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$48,112,338	$64,500,197
Accrued expenses and other payables	1,844,615	2,874,126
Advances from customers	18,847,299	4,572,765
Due to related parties	9,495,324	8,087,981
Deferred government grant - current	36,028	36,529
Operating lease liabilities - current	95,230	162,576
Income tax payable	14,356,647	14,285,918
Total current liabilities	92,787,481	94,520,092
NON - CURRENT LIABILITIES:
Operating lease liabilities - non current	57,360	167,428
Deferred government grant - non current	77,219	98,784
Total non - current liabilities	134,579	266,212
TOTAL LIABILITIES	$92,922,060	$94,786,304

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 24,254,842 and 24,254,842 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	$24,255	$24,255
Class B Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 2,100,000 and 2,100,000 shares issued and outstanding as of June 30, 2023 and December 31, 2023, respectively)	2,100	2,100
Additional paid-in capital	26,502,856	26,502,856
Statutory reserves	335,696	335,696
Retained earnings	25,857,578	9,743,823
Accumulated other comprehensive (loss)	(9,575,762)	(6,165,020)
Total shareholders’ equity	43,146,723	30,443,710
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$136,068,783	$125,230,014

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPEATIONS AND COMPREHENSIVE INCOME

(Amounts in US$, except for number of shares)

	For the Six Months Ended
	June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Revenues
Revenues	$36,587,517	$113,528,876
Total Revenues	36,587,517	113,528,876
Cost of Revenues
Cost of revenues	(35,298,941)	(91,924,102)

Gross profit	1,288,576	21,604,774

Operating expenses
Selling, general & administrative expenses	(20,489,329)	1,675,355
Total operating expenses	(20,489,329)	1,675,355

Income from operations	21,777,905	19,929,419

Other income/(expenses)
Other income	43,197	22,983
Other expenses	(147,313)	(252,974)
Total other expenses	(104,116)	(229,991)

Income before provision of income taxes	21,673,789	19,699,428
Provision for income taxes expenses	(5,560,034)	(5,132,394)
Net income	16,113,755	14,567,034

Comprehensive income
Net income	$16,113,755	$14,567,034
Foreign currency translation adjustment	(3,410,742)	(4,235,969)
Total comprehensive income	$12,703,013	$10,331,065

Income earnings per common share
Net income per common share - basic	$0.66	$0.68
Net income per common share - diluted	$0.66	$0.68
Weighted average Class A ordinary shares outstanding, basic	24,254,842	21,491,291
Weighted average Class A ordinary shares outstanding, diluted	24,254,842	21,491,291

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in US$)

	For the Six Months Ended
	June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income	$16,113,755	$14,567,034

Adjustment to reconcile net income to net cash used in operating activities
Depreciation and amortization	115,674	211,435
Amortization of operating lease right-of-use asset	89,445	53,754
Allowance for doubtful accounts	(21,946,806)	-
Other income	(20,594)	(22,009)
Changes in operating assets and liabilities:
Accounts receivable	50,386,796	(52,380,336)
Advances to suppliers	(42,426,467)	(22,776,614)
Prepayment and other current assets	(5,817)	(191,255)
Loan receivable from third parties	-	(1,180,000)
Inventories	(6,904,508)	18,867,723
Deferred tax assets	5,305,969	(92,161)
Accounts payable	(16,217,544)	28,053,220
Accrued expenses and other payables	(853,990)	8,465,054
Advances from customers	15,239,793	(3,663,591)
Deferred government grant	-	(4,941)
Operating lease liabilities	(63,741)	(26,584)
Income tax payable	94,561	-
Net cash used in operating activities	(1,093,474)	(10,119,271)

Cash flows from investing activities
Purchase of property and equipment	(18,167)	(85,575)
Purchase of construction in progress	-	(394,805)
Net cash used in investing activities	(18,167)	(480,380)

Cash flows from financing activities
Proceeds from related parties	1,620,000	8,000,000
Repayment of short-term borrowings	-	(1,568,455)
Repayments to related parties	(220,000)	(2,086)
Net cash (used in)/provided by financing activities	1,400,000	6,429,459

Effect of exchange rate changes on cash and cash equivalents	(618,528)	(4,604,284)
Net change in cash and cash equivalents	(330,169)	(8,774,476)
Cash and cash equivalents, beginning of the year	4,073,440	18,426,622
Cash and cash equivalents, end of the year	$3,743,271	$9,652,146

Supplemental cash flow information
Interest paid	$-	$7,198
Income taxes paid	$159,504	$29,900

Non-cash investing and financing activities
Disposals of ROU Assets	$108,830	-

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